Exhibit 99.1

Forward Pharma Investor Slides ( Nasdaq:FWP ) April 27, 2020 2020© Forward Pharma A/S Claus Bo Svendsen, MD, PhD Chief Executive Officer

2 Forward - Looking Statements Certain statements in this presentation may constitute “forward - looking statements” of Forward Pharma A/S within the meaning of the Private Securities Litigation Reform Act of 1995 . Forward - looking statements include, but are not limited to, statements which contain language such as “believe,” “expect,” “anticipate,” “estimate,” “would,” “may,” “plan,” and “potential . ” Forward - looking statements are predictions only, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed in such statements . Many such risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward - looking statements and include, among others, risks related to the following : the satisfaction of certain conditions, and the accuracy of certain representations of the Company, in the License Agreement entered into with subsidiaries of Biogen Inc . and certain other parties thereto ; our ability to obtain, maintain, enforce and defend issued patents with royalty - bearing claims ; our ability to prevail in or obtain a favorable decision in the Opposition Proceeding, after all appeals ; the expected timing for key activities and an ultimate ruling in such legal proceedings ; the issuance and term of our patents ; future sales of Tecfidera®, including impact on such sales from competition, generic challenges, regulatory involvement and pricing pressures ; the scope, validity and enforceability of our intellectual property rights in general and the impact on us of patents and other intellectual property rights of third parties ; our ability to defend our tax filing positions ; and the sufficiency of the Company's cash resources . Certain of these and other risk factors are identified and described in detail in certain of our filings with the United States Securities and Exchange Commission, including our Annual Report on Form 20 - F for the year ended December 31 , 2019 . We are providing this information as of the date of this presentation and do not undertake any obligation to update any forward - looking statements contained in this presentation as a result of new information, future events or otherwise . 2020© Forward Pharma A/S

3 Investment Highlights ▪ Business optimized to support ongoing IP strategy and continuing obligations per Settlement and License Agreement ▪ Tecfidera® (DMF) remains a leading therapy for multiple sclerosis ▪ FWP has IP - gated access to future royalties on Tecfidera® sales outside the U.S. (FY2019: $ 1.16 B) ▪ Irrevocable license to all DMF IP granted to Biogen in January 2017 ▪ Potential future royalties on Tecfidera® net sales outside the U.S. dependent on outcome of appeal of Opposition Division decision on the EP 2 801 355 (EP’355) patent validity 2020© Forward Pharma A/S

4 Share Value Drivers under the Settlement and License Agreement 2020© Forward Pharma A/S Not meant to be comprehensive; size of boxes is arbitrary and not meant to illustrate comparative differences in amounts. App rop riate risk - adjustment should be applied. Potential investors and current shareholders are strongly urged to read the Settlement and License Agreement in its entirety as well as our Annual Report on Form 20 - F for the year ended December 31, 2019, where r isk factors are identified and described in detail. Tecfidera® ex - U.S. sales $ 1.16 B (2019) Potential Royalties from ex - U.S. net sales of Tecfidera® Forward Pharma Net Cash

5 Balance Sheet and Operating Results 2020© Forward Pharma A/S ▪ Staff of 4 employees, including 2 part - time employees (all in Management and Finance function) ▪ Share information (per April 24, 2020) ▪ Closing price per ADS: $ 6.69 ▪ Market Cap: $ 45.4 M ▪ Number of issued shares: 95,073,864, of which ~24% are listed as American Depositary Shares (ADS) ( Ticker: FWP) / 1 ADS represents 14 shares Balance Sheet # At December 31, 2019 USD ‘000s Cash $ 77,598 Other assets 567 Total assets 78,165 Total shareholder equity 77,569 Total liabilities 596 Total share holder equity and liabilities $ 78,165 Operating Results # Year ended D ecember 31, 2019 USD ‘000s Revenue $ - Operating e xpenses* (5,283) Other income 1,062 Net loss $ (4,221) * Includes non - cash share - based compensation of $ 2.1 million # Based on (i) condensed consolidated statement of Forward Pharma’s financial position as of December 31, 2019 and condensed con solidated statement of profit or loss for 12 - month period ended December 31, 2019. See Form 20 - F dated April 24, 2020

6 Potential Royalties on Tecfidera® Net Sales outside the U.S. 2020© Forward Pharma A/S The summary of the Settlement and License Agreement in this presentation does not purport to be complete and is subject to, a nd qualified in its entirety by, the full text of the Settlement and License Agreement, which is available on Forward’s website. Potential investors and current shareholders are s tro ngly urged to read the Settlement and License Agreement in its entirety as well as our Annual Report on Form 20 - F for the year ended December 31, 2019. If we prevail in the EP‘355 Opposition Proceeding, including any appeals, and as a result thereof obtain issuance of a patent with a claim that covers treatment for MS by orally administering 480 mg per day of DMF Gating event • Assuming that the EP’355 patent is ultimately maintained following the final conclusion of the Opposition Proceeding, including any appeals, the patent has a maximum duration until October 2025 (subject to possible SPC extension until January 2029 on a country - by - country basis, as discussed in the Annual Report on Form 20 - F for the year ended December 31, 2019). Royalty January 1, 2021 until December 31, 2028: 10% January 1, 2029 and after: 20% No Royalties payable • Royalties are payable on a country - by - country basis on DMF - containing products indicated for MS that, but for the Settlement and License Agreement, would infringe a Forward licensed patent and subject to, among other things, expiration or invalidation of the patents or impact of generic entry on a country - by - country basis, as defined in the Settlement and License Agreement Positive Outcome Negative Outcome

7 Ex - U.S. Potential Royalty - Bearing Claims 2020© Forward Pharma A/S Application Number Description Europe EP14172398.1 (Pat. No. EP 2 801 355) Treating MS with 480 mg/day of DMF wherein the pH controlled release compositions have an enteric coat Revoked by Opposition Division – January 29, 2018 Appeal filed – May 7, 2018 EP15166243.4 (Pat. No. EP 2 965 751) Treating MS with 480 - 600 mg fumaric acid esters (including DMF)/day where the composition releases fumaric acid esters depending on pH. Application pending EP14172396.5 (Pat. No. EP 2 792 349) Controlled release composition of DMF for use in treating hyperproliferative, inflammatory or autoimmune disorders other than psoriasis with 480 mg/day Application pending EP16001391.8 (Pat. No. EP 3 093 012) Controlled release pharmaceutical composition comprising DMF in an amount of 50 - 90% by weight Application pending If Forward obtains a Relevant Patent in the European EP ’ 355 opposition proceeding including all appeals therefrom, and can show on a country - by - country basis outside the U.S. that Tecfidera® infringes a valid licensed patent, royalties may be payable. I n Europe, there are presently four patents and patent applications with potentially royalty - bearing claims. A Relevant Patent is a patent that covers treatment for MS by orally administering 480 mg per day of DMF.

8 Timeline for the appeal of the first instance decision in the EP 2 801 355 Opposition Proceedings 2020© Forward Pharma A/S May 7, 2018 Dates represent current estimates of the timeline; a green tick mark signifies actual date of completed event. The June 18, 2 020 oral proceedings of the Technical Board of Appeal (TBA) may be delayed as a result of the ongoing novel coronavirus 2019 (COVID - 19) pandemic and, if the proceedings are delayed, a new date is currently unknown. If the ruling of the TBA is favorable, we expect the TBA to remit the case to the Opposition Division to resolve the remaining elements of the or igi nal opposition. We estimate this process to take approximately two to three years. Documents can be located through https://register.epo.org/regviewer EP 2 801 355 patent revoked in Opposition Proceedings Jan 29, 2018 Filed notice of appeal to Technical Board of Appeal Aug 1, 2018 Filed statement of grounds of appeal to Technical Board of Appeal Jun 18, 2020 Oral Proceedings before the Technical Board of Appeal

9 European EP 2 801 355 Opposition Proceeding ▪ EP 2 801 355 patent granted by European Patent Office (EPO) on May 20, 2015 ▪ Subject to several oppositions filed with the EPO by third parties (including Biogen) ▪ On January 29, 2018, the Opposition Division (OD) of the EPO revoked the EP 2 801 355 patent ▪ Appeal of the decision of the OD to the Technical Board of Appeal (TBA) was initiated on May 7, 2018, with an oral hearing before the TBA scheduled for June 18, 2020. ▪ The hearing may be delayed as a result of the ongoing novel coronavirus 2019 (COVID - 19) pandemic and, if the hearing is delayed, a new hearing date is currently unknown ▪ If the ruling is favorable, we expect the TBA to remit the case to the OD to resolve the remaining elements of the original opposition. We estimate this process to take approximately two to three years 2020© Forward Pharma A/S

10 Contact 2020© Forward Pharma A/S Claus Bo Svendsen, MD, PhD Chief Executive Officer Forward Pharma Investor Relations investors@forward - pharma.com

11 APPENDIX: Key IP Overview: Core Composition Patent Family 2020© Forward Pharma A/S Patent / Application Patent Family Status EP 2 801 355 Core Composition Revoked by decision of January 29, 2018; under appeal. EP 1 799 196 Core Composition Revoked by decision of September 18, 2018; under appeal. EP 2 801 354 Core Composition Revoked by decision of May 7, 2019; under appeal. EP 3 093 012 Core Composition Pending. EP 2 965 751 Core Composition Pending. EP 2 792 349 Core Composition Pending. Beyond the Core Composition patent family, other patent families include the Erosion Matrix patent family, the European Paten t A pplication Nos. EP 2 879 672, EP 3 038 606 and EP 3 038 605. As a result of the corporate restructuring that was completed pursuant to Appendix D of the Settlement and License Agreement, th e intellectual property of Forward Pharma that is the subject of the Settlement and License Agreement was ultimately transferred to FWP IP ApS, a Danish limited li ability company, and the capital stock of FWP IP ApS was transferred to a newly formed independent Danish foundation. For more information regarding this restructuring and tr ans fer, see our Form 6 - K and press release dated November 22, 2017. Date of preparation: April 21, 2020